UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For October 2023

Commission File No. 001-36848

Check-Cap Ltd.
_________________________________________________________________________________

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 3009000, Israel
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

The press release attached as Exhibit 99.1 to this Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384, Form S-8 Registration Statement File Nos. 333-226490 and 333-259666, and into the Form F-3 Registration Statements File Nos. 333-211065, 333-225789 and 333-262401.

Other Information

On October 19, 2023, Check-Cap Ltd. issued a press release entitled “Check-Cap Issues Letter to Shareholders Regarding Proposed Merger with Keystone Dental Holdings”. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description

99.1	Press Release, dated October 19, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

	By:	/s/ Alex Ovadia
Name: Alex Ovadia
Date: October 27, 2023		Title: Chief Executive Officer